Filed by Greenbacker Renewable Energy Co LLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Greenbacker Renewable Energy Co LLC

Commission File No.: 000-55610

This filing relates to the proposed transaction between Greenbacker Renewable Energy Company LLC (the “Company”), MN8 Energy Holdings LLC (“MN8”), MN8 Energy LLC, Monarch Merger Sub, LLC, a wholly owned subsidiary of MN8 Energy LLC (“Merger Sub”), and Shareholder Representative Services LLC, pursuant to which Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of MN8 Energy LLC (the “Merger”).

On October 21, 2026, the Company made the below communication to financial advisors of Company members.

To: Financial Advisors and Firm Partners From: Greenbacker, Investor Relations	October 21, 2026

The Registration Statement Is Effective: What Happens Now

Yesterday, October 20th, the SEC declared effective the registration statement on Form S-4 for the merger of Greenbacker Renewable Energy Company LLC (GREC) with MN8 Energy Holdings LLC (MN8). This milestone opens both shareholder actions: voting to approve the merger and electing the form of merger consideration shareholders wish to receive. The definitive proxy statement/prospectus is now final, and proxy materials will be distributed to your clients in the coming days. The consideration election materials will follow in a separate distribution.

This memo covers what we need from you, how materials arrive, and when, and provides the registration link for a full operational walkthrough call on Thursday, October 22 at 4:00 p.m. ET. To access the final S-4/proxy statement, please visit the public filings and investor materials section within our transaction hub at www.greenbackercapital.com/transaction-hub.

The two things we need from you

1.	Vote every account early. Only holders of record at the close of business on October 7, 2026 may vote. Approval requires a simple majority, meaning the affirmative vote of holders of a majority of the voting power of the outstanding shares as of the record date (that is, more than 50% of all outstanding shares), in favor of the merger. Because the threshold is measured against every outstanding share, an account that doesn't vote has the effect of a vote against the merger. Voting takes minutes online or by phone. Please urge clients to vote the week materials arrive in order to complete the process well in advance of the deadline.

2.	Make the cash and equity election deliberately with each client. Each shareholder elects to receive 100% MN8 equity, 100% cash (subject to the aggregate cash cap and proration), or a 50/50 mix (subject to the aggregate cash cap and proration) with respect to all or a portion of their shares. Elections should be submitted online or by mail. A client who does not submit an election will receive 100% of their consideration in the form of MN8 equity by default. Elections can be changed or revoked at any time before the deadline, so there is no cost to electing early.

greenbackercapital.com | 230 Park Ave, Suite 1560, New York, NY 10169

How materials arrive. Both distributions, proxy materials and election forms, follow the delivery preference tied to each account: electronic delivery by email, or physical mail. Proxy materials: email delivery will occur on Thursday, October 22 at 5:00 p.m. ET, and the voting website goes live upon delivery. Printing of physical packages begins October 21; packages enter the mail by approximately October 23 via paid two-day priority delivery, with arrival expected beginning early the week of October 26. Election materials: the distribution is expected to commence on Friday, October 23, following the same delivery-preference pattern, with email delivery and the election website first and physical mail to follow.

Key dates at a glance

Date	What happens	What you should do
Effective: October 20	S-4 declared effective; definitive proxy statement/prospectus is final	Read this memo; register for the advisor call
Thursday, October 22, 4:00 p.m. ET	All-advisor operational call (registration link below)	Attend or listen to replay
Thursday, October 22, 5:00 p.m. ET	Proxy materials delivered by email; voting website live; voting opens	Begin encouraging clients to vote
Friday, October 23	Consideration election materials expected to commence distribution: email delivery + election website to be available first, physical mail to follow	Calendar an election conversation with each client
Week of October 26	Physical proxy packages arrive	Vote mail-based accounts as packages arrive
Monday, November 23, 1:00 p.m. ET	Annual shareholder meeting; voting closes	Encourage clients to vote well before this date
Monday, November 23, 5:00 p.m. ET	Consideration election deadline (received, not postmarked)	All elections in and confirmed
Tuesday, December 1	Expected closing
5 business days after closing	Cash paid through the paying agent to the account of record; MN8 Energy units issued	Client statements follow

greenbackercapital.com | 230 Park Ave, Suite 1560, New York, NY 10169

The vote: what your clients are deciding

The ballot includes the merger proposal and a related charter amendment, each requiring approval by the affirmative vote of holders of a majority of the voting power of the outstanding shares as of the record date (that is, more than 50% of all outstanding shares), with abstentions and non-votes counting against, plus routine annual-meeting items. A proxy submitted without completed voting instructions on a matter is voted on that matter as the Greenbacker Board recommends; the Board recommends a vote FOR each proposal, with related interests described in the definitive proxy statement/prospectus. Clients can vote online, by phone, or by mail using the control number on their proxy card; the voting website address appears on the proxy card and in the delivery email.

The shareholder meeting will be held virtually via the link provided on the proxy card attendance is not required, and a proxy submitted in advance is counted whether or not your client attends. Voting closes at the shareholder meeting at 1:00 p.m. ET on November 23; the election deadline is 5:00 p.m. ET that same day. Firms voting on behalf of multiple clients can submit a single set of firm-level voting instructions covering all client accounts, using an authorization and instruction letter prepared by Computershare. Greenbacker will help coordinate that process, and we will walk through it on the advisor call.

For additional information on the voting process, please visit the “How to vote your shares” section of our transaction hub at www.greenbackercapital.com/transaction-hub. Final details will be published prior to the voting window opening.

The cash and equity election: how your clients choose their consideration

Election materials are a separate distribution from the proxy package, sent by Computershare in its paying-agent capacity. The materials consist of an Election Form and a Letter of Transmittal, returnable online or by mail. The election distribution is expected to commence on Friday, October 23, with email delivery and the election website first and physical mail to follow; any change will be announced on the advisor call, and your clients are not behind if election materials have not yet arrived. The election website address will be provided with the election materials and on the advisor call.

Four points to keep in mind: the deadline is a received-by deadline, not a postmark; if cash elections exceed the aggregate cash cap, cash-electing shareholders receive cash on a reduced, pro rata basis and the balance of their consideration in MN8 equity; shareholders are entitled to their pro rata share of the contingent consideration amounts (the representative reserve release and the milestone-based additional consideration), to the extent payable, regardless of their election; and elections may be changed or revoked at any time before the deadline. At closing, cash consideration is paid through the paying agent to each shareholder's account of record. For additional information on the cash and equity election process, please visit the “How to elect your shares” section of our transaction hub at www.greenbackercapital.com/transaction-hub. Final details will be published prior to the election consideration window opening.

greenbackercapital.com | 230 Park Ave, Suite 1560, New York, NY 10169

If clients take no action

An account that does not vote has the same effect as a vote against the merger and remains on the proxy solicitor's outreach list: Innisfree will contact unvoted holders by phone and email, and its outreach stops once an account is marked voted. A client who does not return an election online or by mail in good order will receive their consideration in the form of 100% MN8 equity by default.

Who does what

For the vote. Innisfree M&A (proxy solicitor): the contact for all voting questions. Solicits votes directly from shareholders via phone, email, and physical mailings for accounts that have not yet been voted; outreach stops once an account is marked voted.

Computershare (proxy agent and tabulator): mails the proxy materials, operates the voting website, and tabulates the vote.

For the election. Computershare (paying agent): a separate Computershare team that mails the election materials and operates the election website.

Georgeson (election information line): the contact for all election questions and assistance with the Election Form and Letter of Transmittal.

Each contact supports its own process only: voting questions go to Innisfree; election questions go to Georgeson. Directing clients to the right line the first time avoids delays.

greenbackercapital.com | 230 Park Ave, Suite 1560, New York, NY 10169

The all-advisor operational call: Thursday, October 22 at 4:00 p.m. ET

Register here: https://event.on24.com/wcc/r/5541147/B60EFA2BF109BA3FF2A96669A1522355

The call will be led by Greenbacker's investor relations team. We will walk the entire process end to end: the confirmed timeline, the proxy card itself, every voting method, the election forms field by field, how returns work through each custodian, and what your clients receive after closing. The call is expected to occur before election materials are distributed and before physical proxy mail reaches your clients, so you will be fully equipped before the questions start. Following the call, a replay will be made available to firm partners.

Questions in the meantime

Transaction questions: Brandon Praznik, transactionsupport@greenbackercapital.com. The definitive proxy statement/prospectus, which governs everything summarized here, is available free at www.sec.gov and at www.greenbackercapital.com under “Public filings and investor materials.”

Important Additional Information

In connection with the proposed transaction, MN8 Energy Holdings LLC (“MN8”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which was declared effective by the SEC on October 20th, 2026 and that includes a proxy statement of Greenbacker Renewable Energy Company, LLC (“Greenbacker”) that also constitutes a prospectus of MN8, and each of MN8 and Greenbacker may file other relevant documents with the SEC regarding the proposed transaction. Greenbacker filed the definitive proxy statement/prospectus with the SEC on October 20th which will be mailed to the shareholders of Greenbacker. This communication is not intended to be, and is not, a substitute for the registration statement, the proxy statement/prospectus or any other document that MN8 or Greenbacker may file with the SEC in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the registration statement, proxy statement/prospectus and other relevant documents filed with the SEC, in each case if and when such documents are filed with the SEC, on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MN8 will be available free of charge from MN8 on MN8’s website at www.mn8energy.com, or by directing a request to Investor Relations, MN8 Energy Holdings LLC, c/o MN8 Energy, LLC, 1155 Avenue of the Americas, 27th Floor, New York, NY 10036, Tel. No. (332) 245-4052. Copies of the documents filed with the SEC by Greenbacker will be available free of charge from Greenbacker under the “Transaction Hub” section of Greenbacker’s website at www.greenbackercapital.com/transaction-hub or by contacting Innisfree M&A Incorporated, Greenbacker’s proxy solicitor, toll free at 1-877-687-1866 (from the U.S. and Canada) or +1 412-232-3651 (from other countries). The information included on, or accessible through, MN8’s or Greenbacker’s website is not incorporated by reference into this communication.

greenbackercapital.com | 230 Park Ave, Suite 1560, New York, NY 10169

No Offer or Solicitation

This communication is not an offer to sell, or a solicitation of an offer to buy or subscribe for, any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Any offer of securities in connection with the proposed transaction is being made only by means of the definitive proxy statement/prospectus, which meets the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Any solicitation of proxies in connection with the Annual Meeting is being made only pursuant to the definitive proxy statement/prospectus.

Participants in the Solicitation

Greenbacker, MN8, their respective directors and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Greenbacker shareholders in connection with the proposed transaction. Information about Greenbacker's directors and executive officers is available in the definitive proxy statement/prospectus, including under the captions “Greenbacker's Directors, Executive Officers and Corporate Governance,” “Executive Compensation of Greenbacker” and “Beneficial Ownership of Securities of Greenbacker,” Greenbacker's Form 10-K filed with the SEC on March 9, 2026, Greenbacker's Form 10-K/A filed with the SEC on April 30, 2026, and other documents subsequently filed by Greenbacker with the SEC. Information about MN8’s directors and executive officers is set forth in the definitive proxy statement/prospectus, including under the captions “Management,” “Executive Compensation of MN8” and “Beneficial Ownership of Securities of MN8”. Additional information regarding the participants in the proxy solicitation and a description of their direct or indirect interests are contained in the definitive proxy statement / prospectus and other relevant materials filed with the SEC. These documents are available free of charge from the sources indicated above.

greenbackercapital.com | 230 Park Ave, Suite 1560, New York, NY 10169

Forward-Looking Statements

This communication contains “forward-looking statements” regarding the potential acquisition of Greenbacker within the meaning of the Private Securities Litigation Reform Act of 1995. Various statements in this communication, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include statements regarding the anticipated timing of the mailing of election materials, the Annual Meeting, the Election Deadline and the closing of the proposed transaction, and the form and amount of consideration Greenbacker shareholders may receive. Greenbacker and MN8 generally identify forward-looking statements with the words "anticipate," "expect," "intend," "may," "will," "should," "would," and "could," or their negatives, and other similar expressions. Greenbacker and MN8 caution all readers that the forward-looking statements contained in this communication are not guarantees of future performance, and they cannot assure any reader that such statements will prove correct or that the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to numerous risks and uncertainties. Risks and uncertainties include but are not limited to: the risk that the closing conditions for the proposed transaction will not be satisfied, including the risk that the remaining required regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that Greenbacker's shareholders may not approve the merger agreement proposal and the charter amendment proposal, or that the required consents of MN8's members may not be obtained; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances that would require Greenbacker to pay a termination fee pursuant to the merger agreement; the possibility that competing offers or transaction proposals may be made; the risk of member or shareholder litigation relating to the proposed transaction, including resulting expense or delay; the possibility that the proposed transaction will not be completed in the expected timeframe or at all; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; potential adverse effects on the businesses of MN8 or Greenbacker during the pendency of the proposed transaction, such as the ability of MN8 and Greenbacker to attract, retain and hire key personnel and to maintain relationships with customers, suppliers and others with whom MN8 or Greenbacker does business, employee departures, diversion of management's time and attention from ordinary course business operations, or certain restrictions during the pendency of the proposed transaction that may impact MN8's or Greenbacker's ability to pursue certain business opportunities or strategic transactions; the risk that Greenbacker shareholders electing cash or mixed consideration may receive less cash and more MN8 Common Units than elected as a result of the aggregate cash cap and proration; the lack of a public trading market for MN8 Common Units and the uncertainty of their value; the risk that MN8 may not consummate an initial public offering or other liquidity event; the risks related to non-achievement of any milestone on which the amount of earned additional consideration depends and that Greenbacker shareholders will not receive all or any portion of the additional consideration holdback amount; the potential that the expected benefits, synergies, and opportunities of the proposed transaction may not be realized or may take longer to realize than expected; and risks related to the integration of Greenbacker into MN8 subsequent to the closing of the proposed transaction and the timing of such integration, including the risk that the combined company may not be able to achieve the expected growth prospects. A further list and descriptions of these risks, uncertainties and other factors can be found in the definitive proxy statement/prospectus, including under the captions “Risk Factors” and "Cautionary Statements Regarding Forward-Looking Statements," and in Greenbacker's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, including in the sections captioned “Forward-Looking Statements” and “Item 1A. Risk Factors,” in its subsequent Quarterly Reports on Form 10-Q, and in other filings with the SEC. Neither Greenbacker nor MN8 undertakes any obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as otherwise required by law.

greenbackercapital.com | 230 Park Ave, Suite 1560, New York, NY 10169